Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Planet Fitness, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-206158) on Form S-8 and (Nos. 333-213417 and 333-215317) on Form S-3 of Planet Fitness, Inc. of our report dated March 6, 2016, with respect to the consolidated balance sheets of Planet Fitness, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10-K of Planet Fitness, Inc.

/s/ KPMG LLP

Boston, Massachusetts

March 6, 2017